UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Under the Securities Exchange Act of 1934 (Amendment No. ______)*

JURAK CORPOORATON WORLD WIDE, INC.

(Name of Issuer)

Common

(Title of Class of Securities)

(CUSIP Number)

Anthony C. Jurak

4478 - 97th Street

Edmonton, AB

T6E 5R9

Canada

( )_______________

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 28, 2006

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sects. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Sect. 240.13d-7 for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1746 (11-03)

CUSIP No. ..................................

1. Names of Reporting Persons. Anthony C. Jurak

I.R.S. Identification Nos. of above persons (entities only)..

2. Check the Appropriate Box if a Member of a Group (See Instructions)

a. ....................................................................................................................................

b. ....................................................................................................................................

3. SEC Use Only .......................................................................................................................
4. Source of Funds (See Instructions) ..................................................................................SC
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ........
6. Citizenship or Place of Organization ...............................................................................AB
Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power	23,419,500
	8. Shared Voting Power	0
	9. Sole Dispositive Power	23,419,500
	10. Shared Dispositive Power	0
11. Aggregate Amount Beneficially Owned by Each Reporting Person ..................23,419,500
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13. Percent of Class Represented by Amount in Row (11) . . . . . . . . . . . . 51.6%
14. Type of Reporting Person (See Instructions) . . . . . . . . . . . . . . . . .CO

Item 1. Security and Issuer

Common Stock of Jurak Corporation World Wide, Inc.
1181 Grier Drive, Suite C, Las Vegas, NV 89119-3746

Item 2. Identity and Background

If the person filing this statement or any person enumerated in Instruction C of this statement is a corporation, general partnership, limited partnership, syndicate or other group of persons, state its name, the state or other place of its organization, its principal business, the address of its principal office and the information required by (d) and (e) of this Item. If the person filing this statement or any person enumerated in Instruction C is a natural person, provide the information specified in (a) through (f) of this Item with respect to such person(s).

(a)	Name; Anthony C. Jurak
(b)	Residence or business address; 4478 - 97th Street Edmonton, AB T6E 5R9 Canada
(c)	Present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted;
(d)	Whether or not, during the last five years, such person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and, if so, give the dates, nature of conviction, name and location of court, and penalty imposed, or other disposition of the case;
(e)	Whether or not, during the last five years, such person was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws; and, if so, identify and describe such proceedings and summarize the terms of such judgment, decree or final order;

Item 3. Source and Amount of Funds or Other Consideration

Jurak Corporation World Wide, Inc. (JCWW) and Jurak Holdings Limited, a body corporate pursuant to the laws of the Province of Albert, Canada ("JHL") entered into an Intellectual Property Agreement dated November 19, 1998 (the "Agreement"). Anthony C. Jurak is the sole officer and shareholder of Jurak Holdings Limited. Under the terms of said Agreement, Jurak earned royalties totaling $1,150,000 ("Royalty Grant"). A portion of these royalties was originally assigned to Children World Wide, a California nonprofit corporation ("CWW") as outlined in the overriding agreement dated November 19, 1998. Pursuant to an agreement dated January 6, 2006, Children World Wide assigned its rights to receive royalty payments to Jurak.

JCWW issued 11,500,000 shares of restricted common stock to JHL at the rate of $0.10 per share which was equal to the amount of the Royalty Grant owed to Jurak.

The Board of Directors approved such stock issuance on January 6, 2006.

Item 4. Purpose of Transaction

See Item 3 above.

Item 5. Interest in Securities of the Issuer

(a) As of the date of this Schedule 13D, Anthony C. Jurak held 23,419,500 shares of restricted common stock, representing 51.6% of the issuers Common Stock as of April 27, 2006.

(b) Anthony C. Jurak, as the sole shareholder of Jurak Holdings, Ltd. has sole voting and dispositive power for its shares of Jurak Corporation World Wide, Inc.

(c) No transactions were effected during the past sixty days by Anthony C. Jurak or Jurak Holdings, Ltd.

(d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the common stock held by Anthony C. Jurak or Jurak Holdings, Ltd.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

See Item 3 above.

Item 7. Material to Be Filed as Exhibits

None.

Signature /s/ Anthony C. Jurak

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date May 19, 2006

Signature /s/ Anthony C. Jurak

Name/Title

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)